Exhibit 99.1

CONTACT
DR. REDDY'S LABORATORIES LTD.	Investor relationS	Media relationS
8-2-337, Road No. 3, Banjara Hills,	AMIT AGARWAL	CALVIN PRINTER
Hyderabad - 500034. Telangana, India.	amita@drreddys.com	calvinprinter@drreddys.com
	(Ph: +91-40-4900 2135)	(Ph: +91-40-4900 2121)

Dr. Reddy’s Q3 FY19 Financial Results

Hyderabad, India, February 1, 2019: Dr. Reddy’s Laboratories Ltd. (BSE: 500124 | NSE: DRREDDY | NYSE: RDY) today announced its consolidated financial results for the quarter ended December 31, 2018 under International Financial Reporting Standards (IFRS).

Commenting on the results, CEO and Co-chairman, G.V. Prasad said “We continued to improve our performance in the third quarter of FY 19, supported by significant growth in emerging markets and India, pickup in new product launches, and improvements in cost structure. We are on track towards delivering sustainable & profitable growth.”

All amounts in millions, except EPS	All US dollar amounts based on convenience translation rate of I USD = Rs. 69.58

Dr. Reddy’s Laboratories Limited and Subsidiaries

Consolidated Income Statement

	Q3 FY19		Q3 FY18		YoY	Q2 FY19		QoQ
Particulars	($)	(Rs.)	($)	(Rs.)	Gr %	($)	(Rs.)	Gr%
Revenues	553	38,500	547	38,060	1	546	37,978	1
Cost of Revenues	255	17,748	239	16,649	7	245	17,081	4
Gross Profit	298	20,752	308	21,411	(3)	300	20,897	(1)
Operating Expenses
Selling, General & Administrative expenses	173	12,036	173	12,048	(0)	178	12,372	(3)
Research and Development expenses	53	3,668	67	4,667	(21)	59	4,120	(11)
Other (income) / expense net	(10)	(681)	(4)	(313)	118	(9)	(641)	6
Results from operating activities	82	5,729	72	5,009	14	73	5,046	14
Net finance (income) / expense	0	13	(12)	(851)	(102)	(9)	(625)	(102)
Share of (profit) / loss of equity accounted investees, net of tax	(1)	(89)	(1)	(85)	5	(2)	(109)	(18)
Profit before income tax	83	5,805	85	5,945	(2)	83	5,780	0
Income tax expense	14	953	37	2,601 *	(63)	11	742	28
Profit for the period	70	4,852	48	3,344	45	72	5,038	(4)

Diluted Earnings Per Share (EPS)	0.42	29.21	0.29	20.13	45	0.44	30.31	(4)

* ~ Rs. 930 million impact on account of reforms in US tax laws

As % to Revenues	Q3 FY19	Q3 FY18	Q2 FY19
Gross Profit	53.9	56.3	55.0
SG&A	31.3	31.7	32.6
R&D	9.5	12.3	10.8
EBITDA	22.5	21.2	22.8
PBT	15.1	15.6	15.2
PAT	12.6	8.8	13.3

EBITDA Computation

	Q3 FY19		Q3 FY18		Q2 FY19
Particulars	($)	(Rs.)	($)	(Rs.)	($)	(Rs.)
Profit before Income Tax	83	5,805	85	5,945	83	5,780
Interest (income) net*	(4)	(260)	(13)	(881)	(2)	(132)
Depreciation	30	2,073	30	2,089	29	2,033
Amortization	15	1,035	13	902	14	965
EBITDA	124	8,653	116	8,055	124	8,646

* Includes income from Investments

All amounts in millions, except EPS	All US dollar amounts based on convenience translation rate of I USD = Rs. 69.58

Key Balance Sheet Items

	As on 31st Dec, 2018		As on 30th Sep, 2018		As on 31st Dec, 2017
Particulars	($)	(Rs.)	($)	(Rs.)	($)	(Rs.)
Cash and cash equivalents and other investments	368	25,593	299	20,837	360	25,032
Trade receivables (current & non-current)	536	37,302	666	46,317	612	42,593
Inventories	487	33,911	467	32,490	386	26,825
Property, plant and equipment	795	55,344	814	56,640	836	58,189
Goodwill and Other Intangible assets	707	49,205	737	51,290	692	48,182
Loans and borrowings (current & non-current)	630	43,836	798	55,522	789	54,911
Trade payables	229	15,939	202	14,073	209	14,575
Equity	1,950	1,35,708	1,889	1,31,446	1,778	1,23,685

Revenue Mix by Segment

	Q3 FY19	Q3 FY18	YoY	Q2 FY19	QoQ
Particulars	(Rs.)	(Rs.)	Growth %	(Rs.)	Growth %
Global Generics	31,347	30,105	4	30,536	3
North America	14,832	16,073	(8)	14,265	4
Europe	2,030	2,006	1	1,915	6
India	6,741	6,126	10	6,864	(2)
Emerging Markets	7,744	5,900	31	7,492	3
Pharmaceutical Services and Active Ingredients (PSAI)	5,937	5,436	9	6,029	(2)
Proprietary Products & Others	1,216	2,519	(52)	1,413	(14)
Total	38,500	38,060	1	37,978	1

Segmental Analysis

Global Generics (GG)

Revenues from GG segment at Rs. 31.3 billion. Year-on-year growth of 4%, primarily driven by contributions from Emerging Markets, India and favorable forex. Sequentially the sales grew by 3%.

•	Revenues from North America at Rs. 14.8 billion. Year-on-year decline of 8%. Sequential growth of 4%, aided by higher volume offtake, new launches and favorable forex offset by higher price erosion in some of the key molecules.

During the quarter, 10 new products were launched and we have filed 3 ANDAs with the USFDA.

As of 31st Dec 2018, cumulatively 103 generic filings are pending for approval with the USFDA (100 ANDAs and 3 NDAs under 505(b)(2) route). Of these 100 ANDAs, 59 are Para IVs, and we believe 33 have ‘First to File’ status.

•	Revenues from Emerging Markets at Rs. 7.7 billion. Year-on-year growth is 31%, primarily on account of new launches, traction in new markets and improved volume offtake in our existing markets. Sequential growth is 3%.

-	Revenues from Russia at Rs. 4.1 billion. Year-on-year growth of 22%, driven by both new launches and improvement in base business, marginally offset by unfavorable forex.

-	Revenues from other CIS countries and Romania market at Rs. 1.4 billion. Year-on-year growth of 45%, driven by new products and volume uptake in the base business.

-	Revenues from Rest of World (RoW) territories at Rs. 2.2 billion. Year-on-year growth of 43%, primarily driven by new products, traction in new markets and volume uptake in base business.

•	Revenues from India at Rs. 6.7 billion. Year-on-year growth of 10%, primarily driven by volume traction and new products. Sequentially the revenues declined by 2%.

•	Revenues from Europe at Rs. 2.0 billion. Year-on-year growth of 1%, primarily on account of new products and volume uptake largely offset by higher price erosion in some of the key molecules. Sequential growth is 6%.

Pharmaceutical Services and Active Ingredients (PSAI)

•	Revenues from PSAI at Rs. 5.9 billion, with year-on-year growth of 9% and sequential decline of 2%. The YoY growth is largely driven by custom pharmaceutical services business.

Proprietary Products (PP)

•	Revenues from PP at Rs. 735 million, with year-on-year decline of 66% and sequential decline of 5%. The YoY decline is largely due to one-time milestone income of Rs. 1.3 billion recorded during Q3 FY18.

Income Statement Highlights:

•	Gross profit margin at 53.9%.

-	Declined by ~240 bps over that of previous year and by ~110 bps sequentially

-	Decline in gross profit margins both year-on-year and sequentially is largely on account of price erosion in some of our key molecules in the US partly offset by favorable foreign exchange and better manufacturing overhead leverage.

-	Gross profit margin for GG and PSAI business segments are at 57.6% and 30.8% respectively.

•	SG&A expenses at Rs. 12.0 billion, remained flat on a year-on-year basis and declined by 3% sequentially. Spend control is largely on account of cost optimization and productivity improvement initiatives.

•	R&D expenses at Rs. 3.7 billion, year-on-year decline of 21%. Decline is largely on account of timing variation in development related activities coupled with productivity improvement measures. As % to revenues- Q3 FY19: 9.5% | Q2 FY 19: 10.8% | Q3 FY18: 12.3%.

•	Other (income)/expense, net includes gain of Rs. 423 million on account of sale of the API business manufacturing unit located at Jeedimetla, Hyderabad.

•	Net finance expense at Rs. 13 million compared to net finance income of Rs. 851 million in Q3 FY18. The movement is largely due to higher income from investments, in the previous year.

•	Profit after Tax at Rs. 4.9 billion. Effective tax rate for the quarter is 16.4%. Lower rate is primarily on account of reduction of the federal income tax rate from 35% to 21% in the United States and claim of deduction of an item in the current quarter, which was previously disallowed for tax purpose.

•	Diluted earnings per share is at Rs. 29.21

•	Capital expenditure is at Rs. 1.5 billion.

Earnings Call Details (06:30 pm IST, 08:00 am EST, February 1, 2019)

The Company will host an earnings call to discuss the performance and answer any questions from participants.

Audio conference Participants can dial-in on the numbers below

Primary number:	91 22 6280 1219
Secondary number:	91 22 7115 8120

The numbers listed above are universally accessible from all networks and all countries.

Local Access number (India):	91 70456 71221

International Toll Free Number	USA	18667462133
	UK	08081011573
	Singapore	8001012045
	Hong Kong	800964448

Playback of call:	91 22 7194 5757, 91 22 6663 5757
Conference ID:	37176

Playback will be available after the earnings call, through February 7th, 2019.

Transcript of the call will be available at www.drreddys.com.

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganisation , including related integration issues.

The company assumes no obligation to update any information contained herein.